Exhibit 99.1

Click Holdings Limited (CLIK) Reports Strong Revenue Growth for Fiscal Year 2025

Hong Kong, October 24, 2025 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leading human resources and senior care solutions provider based in Hong Kong, announced its financial results for the fiscal year ended June 30, 2025.

Selected Financial Highlights:

- Revenue increased 89.3% to HK$83.5 million

- Nursing solutions and logistics solutions segments each achieved over 200% year-over-year growth

- Gross profit generally remained flat due to an increased mix of lower-margin businesses and post-acquisition restructuring costs

- Net loss of HK$7.9 million, impacted by one-time non-cash share-based compensation of HK$11.1 million

Highlights and Outlook:

“We are pleased to report significant revenue growth across both our nursing solutions and logistics solutions segments, in line with our expansion strategy,” said Jeffrey Chan, Founder and CEO of Click. “Our talent pool expanded to 23,200 registered professionals, strengthening our capacity to meet the robust demand for skilled nursing services in Hong Kong. To further solidify our market position, we have recently entered the government-sponsored Community Care Service Voucher (CCSV) scheme, which aims to deliver timely care services to senior citizens. We anticipate these initiatives will drive substantial synergies and accelerate our growth in the coming years.”

“Although our bottom line was temporarily affected by investments in talent acquisition, post-merger restructuring costs and one-off share-based compensation and listing-related expenses,” Mr. Chan continued. “We are confident these investments represent short-term costs that will lay a strong foundation for sustained business expansion.”

Looking ahead, Mr. Chan added, “We remain optimistic about our business trajectory. Although initial expansion investments may impact near-term margins, we expect these strategic expenditures to deliver enhanced profitability over the long term. As revenue continues to grow rapidly, economies of scale will drive improved margins. As the only Nasdaq-listed company focused on senior nursing HR solutions in Hong Kong, Click is uniquely positioned to sustain strong growth by efficiently connecting our extensive talent pool with our clients’ workforce needs.”

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 23,200 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200